March 31, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Aamira Chaudhry Adam Phippen Brian Fetterolf Erin Jaskot

Re:	Unitrend Entertainment Group Ltd Response to the Staff’s Comments on Amendment No. 2 to the Registration Statement on Form F-1 Submitted on November 1, 2024 CIK No. 0001997950

Dear Madam and Sirs:

Unitrend Entertainment Group Ltd., an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Company”), submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 14, 2024 on the Company’s Amendment No. 2 to Registration Statement on Form F-1 previously submitted on November 1, 2024 (the “Amendment No. 2”).

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 3 to the Registration Statement on Form F-1 (the “Amendment No. 3”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Registration Statement on Form F-1 filed November 1, 2024

Cover Page

1.

We note the changes you made to your disclosure, including on the cover page, the prospectus summary and the risk factors on pages 29-30 and 32-39. It is unclear to us that there have been changes in the regulatory environment in the PRC since your registration statement that was filed on June 17, 2024, warranting revised disclosure that mitigates the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure acknowledging that Chinese regulatory authorities could disallow the VIE structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. The Sample Letters also sought specific disclosures relating to the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Last, we note that the Sample Letters sought specific disclosure relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” We do not believe that your revised disclosure conveys the same risks. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of June 17, 2024.

Response: In response to the Staff’s comments, we have reverted our disclosures regarding the regulatory environment in the PRC to the version that existed in the registration statement as of June 17, 2024.

Dilution, page 57

2.	Please explain to us why cash and cash equivalents in the “As adjusted” columns do not reflect net proceeds from the offering.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 57 and 58 to reflect net proceeds from the offering.

Exhibit Index, page II-6

2.	We note your response to prior comment 2, but your revised exhibit 5.1 and 8.1 now do not provide a short-form opinion regarding the disclosure under the caption “Cayman Islands Taxation” that is included in your prospectus. Revise the exhibits to clearly state that the disclosure in the prospectus under “Cayman Islands Taxation” is the opinion of counsel. Given that the prospectus disclosure is the opinion of counsel, please also delete the disclosure in the registration statement stating that the discussion is a general summary of the present law. Refer to Staff Legal Bulletin 19.

Response: In response to the Staff’s comments, we have revised the disclosure on page 111 and updated Exhibit 5.1.

We thank the Staff for its review of the foregoing. If you have any questions regarding the Registration Statement, please contact Fang Liu by phone at (703) 919-7285 or via e-mail at fliu@vcllegal.com.

Very truly yours,

/s/ Bin Feng
Bin Feng

cc:	Fang Liu, Esq.
VCL Law LLP